Exhibit 99.1

ESSA Pharma Provides Corporate Update and Reports Financial Results for Fiscal Fourth Quarter and Year Ended September 30, 2018

HOUSTON, TX and VANCOUVER, Dec. 13, 2018 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (TSX-V: EPI, NASDAQ: EPIX), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today provided a corporate update and reported financial results for the fiscal fourth quarter and year ended September 30, 2018. All references to "$" in this release refer to United States dollars, unless otherwise indicated.

"We have narrowed our selection of an IND candidate to a small number of compounds with high potency, metabolic stability and, therefore, predicted long half-lives, as well as superior pharmaceutical properties," stated David Parkinson, MD, President and CEO of ESSA. "We will make a final IND candidate selection following full compound selectivity characterization and in vivo animal model results, which are expected in the first calendar quarter of 2019. We look forward to preparing our lead candidate efficiently in order to enter the clinic as expeditiously as possible after our IND submission."

2018 Year Highlights

  Achieved significant progress in advancing the Company's next-generation aniten program toward identifying a lead clinical product candidate and submitting an Investigational New Drug Application to the U.S. Food and Drug Administration
    Lead compounds are at least fifteen times more potent and five times more stable in vitro compared to the first-generation aniten N-terminal domain inhibitor compound, EPI-506.
  Two poster abstracts accepted for presentation at the American Society of Clinical Oncology Genitourinary Symposium (ASCO-GU) in February 2019, which will be the first public presentation of preclinical data from ESSA's new aniten compounds.
  Closed equity financings totaling $26 million in January 2018, issuing a total of 4,321,000 common shares and 2,189,000 prepaid warrants exercisable at a nominal price of $0.002.
  Strengthened the Company's preclinical development capabilities.

Summary Financial Results
Effective April 25, 2018, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for every 20 pre-consolidation shares. The consolidation applied uniformly to all ESSA common shares, incentive stock options, prepaid warrants, and other securities convertible into or exercisable for common shares.  Unless otherwise stated, all ESSA common share and per share amounts have been restated retrospectively to reflect this share consolidation.

  Net Income (Loss). ESSA recorded a net loss of $11.6 million ($2.55 loss per common share based on 4,566,519 weighted average common shares outstanding) for the year ended September 30, 2018, compared to a net loss of $4.5 million ($3.09 loss per common share based on 1,454,936 weighted average common shares outstanding) for the year ended September 30, 2017, which included a gain on derivative liability of $7.3 million. The net loss for the fourth quarter ended September 30, 2018 was $2.3 million compared to a net loss of $1.9 million for the fourth quarter ended September 30, 2017.
  Research and Development ("R&D") expenditures. R&D expenditures for the year ended September 30, 2018 were $4.9 million net of grants ($5.1 million gross) compared to $5.7 million net of grants ($10.9 million gross) for the year ended September 30, 2017. For the fourth quarter ended September 30, 2018, R&D expenditures were $0.9 million net of grants ($1.2 million gross), as compared to $1.2 million (net and gross) for the fourth quarter ended September 30, 2017. The decreases in R&D expenditures for the full year and fourth quarter were primarily related to decreases in manufacturing and clinical trial costs as ESSA focused its R&D resources on preclinical research related to the Company's next-generation aniten compounds in the current year. ESSA concluded its Phase I clinical study of EPI-506 in September 2017.
  General and administration ("G&A") expenditures. G&A expenditures for the year ended September 30, 2018 were $5.9 million compared to $5.1 million for the year ended September 30, 2017. For the fourth quarter ended September 30, 2018, G&A expenditures were $1.2 million, compared to $1.1 million for the fourth quarter ended September 30, 2017. The increases in the full year and fourth quarter primarily reflected increased corporate activity, such as the 1:20 share consolidation, filing of the base shelf prospectus, as well as compensation expenses and increased share-based payments reflecting the vesting of stock options.

Liquidity and Outstanding Share Capital
Cash on hand at September 30, 2018, was $14.8 million, with working capital of $12.3 million, reflecting the aggregate gross proceeds of the completed January 2018 financing, which totaled $26 million.

As of September 30, 2018, the Company had 5,776,098 common shares issued and outstanding, and  2,189,000 common shares issuable on the exercise of prepaid warrants at a nominal exercise price of $0.002 per common share. If all prepaid warrants are exercised, there would be approximately 7,965,098 ESSA common shares outstanding.

In addition, there were 474,937 common shares issuable upon the exercise of warrants and broker warrants at a weighted-average exercise price of $34.35 per ESSA common share and 888,709 ESSA common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $4.81 per common share.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "look forward", "anticipate" and, "believe", and statements that an action or event "is expected", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding timing of identifying the next-generation aniten product candidate, the anticipated timing of submitting an Investigational New Drug Application to the US Food and Drug Administration and beliefs as to ESSA's proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

ESSA PHARMA INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited) Amounts in thousands of United States dollars

	September 30, 2018	September 30, 2017

Cash	$14,829	$3,957
Prepaid and other assets	1,188	1,650

Total assets	$16,017	$5,607

Current liabilities	3,344	3,777
Long-term debt	3,501	5,933
Derivative liability	20	171
Shareholders' deficiency	9,152	(4,274)

Total liabilities and shareholders' deficiency	$16,017	$5,607

ESSA PHARMA INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) Amounts in thousands of United States dollars, except share and per share data

	Three months ended September 30, 2018	Three months ended September 30, 2017	Year ended September 30, 2018	Year ended September 30, 2017

OPERATING EXPENSES
Research and development	$927	$1,166	$4,873	$5,726
Financing costs	207	223	912	785
General and administration	1,211	1,105	5,929	5,141

Total operating expenses	(2,345)	(2,494)	(11,714)	(11,652)

Gain (loss) on derivative liability	21	600	151	7,306
Other items	53	(28)	(40)	(36)

Net income (loss) before taxes	(2,271)	(1,922)	(11,603)	(4,382)
Income tax expense	(5)	(22)	(27)	(116)

Net income (loss) for the period	$(2,276)	$(1,944)	$(11,630)	$(4,498)

Basic and diluted earnings (loss) per common share	$(0.39)	$(1.34)	$(2.55)	$(3.09)

Weighted average number of common shares outstanding	5,776,098	1,455,094	4,566,519	1,454,936

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For further information: Contact Information: David Wood, Chief Financial Officer, ESSA Pharma Inc., T: 778-331-0962, E: dwood@essapharma.com

CO: ESSA Pharma Inc

CNW 17:02e 13-DEC-18